Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer and Treasurer	Dearborn, Michigan 48126

January 3, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
Form 8-K filed October 23, 2006
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the comments and request for supplemental information set forth in your letter of November 17, 2006 regarding the Current Report on Form 8-K filed on October 23, 2006 (the "Form 8-K") by Ford Motor Credit Company.

Description of Events Leading up to the Form 8-K

Set forth below is a general description of events that led to our conclusion that we should issue an Item 4.02 non-reliance disclosure based solely upon our determination that certain interest rate swaps did not satisfy the accounting rules under Paragraph 68 of Statement of Financial Accounting Standards ("SFAS") No. 133, and why we did not modify our Form 8-K prior to the publication of our Annual Report on Form 10-K/A for the year ended December 31, 2005 ("Form 10-K/A"):

•
On Monday, October 16, 2006, we received a second comment letter from the Division of Corporation Finance relating to our Annual Report on Form 10-K for the year ended December 31, 2005 ("Form 10-K"). This letter included a more specific inquiry into our application of the shortcut method of accounting, and in response to this letter, we, along with Ford Motor Company ("Ford"), undertook a detailed review of our use of this method.

•
On Thursday, October 19, 2006, we concluded that seven forward-starting interest rate swaps did not meet the criteria for the shortcut method of accounting set forth in Paragraph 68 of SFAS No. 133. We preliminarily concluded that the correction of this accounting error would have a material impact on our financial results for the year ended December 31, 2002, and continued to evaluate the scope of the accounting error.

•
On Friday, October 20, 2006, based solely upon our conclusion that our 2002 financial results would be impacted materially by the correction of the accounting error relating to accounting for derivatives under SFAS No. 133, we recommended to our Audit Committee that we withdraw reliance on and restate in our Form 10-K/A Report year-end financial statements for the years 2003 - 2005, selected financial data for each of the years 2001 - 2005, and, in amended Form 10-Q Reports and our Quarterly Report on Form 10-Q for the period ended September 30, 2006 ("Third Quarter Form 10-Q Report"), interim financial statements for the quarters ended March 31, 2005 and 2006, June 30, 2005 and 2006 and September 30, 2005. The Audit Committee agreed with our recommendation and we prepared to issue our Item 4.02 non-reliance disclosure.

•
Over the weekend, we worked with Ford to update the presentation for Ford's previously-scheduled earnings announcement (scheduled for Monday morning) to include an explanation of the basis for our restatement. Also, members of our accounting and finance teams, with our independent registered public accounting firm, PricewaterhouseCoopers LLP, began a review of all of our hedge accounting strategies. Although we considered taking additional time to confirm the exact nature and size of the accounting error before filing a non-reliance disclosure, we determined, based upon the information available to us, that the best practice would be to issue the non-reliance disclosure as quickly as possible.

•
Accordingly, on the morning of Monday, October 23, 2006, we filed our Form 8-K containing an Item 4.02 non-reliance disclosure, and Ford began its previously-scheduled earnings conference call with an explanation of the fact that Ford would be restating its financial results due to an error in our application of the shortcut method of accounting for interest rate swaps.

•
During the period from Monday, October 23, 2006 through Monday, November 13, 2006, we continued our intensive review of our application of the shortcut method of accounting, and the preparation of our Form 10-K/A Report correcting our application of SFAS No. 133. Simultaneously, we continued the preparation of our Third Quarter Form 10-Q Report.

•
After we filed our Form 8-K, PricewaterhouseCoopers also advised that, because we had re-opened our books, we should reverse and record in the proper periods our out-of-period adjustments that we had previously determined to be immaterial. After some analysis, we concluded that this was appropriate, and included these items with accompanying disclosure in our Form 10-K/A Report.

•
Throughout this time, we were focused on providing a clear and accurate description of these out-of-period adjustments in our disclosures so that readers would understand that these errors had been determined to be immaterial when discovered, had been reflected previously, and now were simply being reversed and recorded in the proper periods. We did not revisit our previous conclusions that these items were immaterial.

As illustrated by this chronology, we continue to believe that our Form 8-K accurately disclosed the basis for our conclusion that investors should no longer rely on our financial results for the affected period - i.e., our misapplication of Paragraph 68 of SFAS No. 133 - and therefore satisfied the requirements surrounding non-reliance disclosures. As we worked to complete our Form 10-K/A Report, we did not re-evaluate our previous materiality assessments for out-of-period adjustments.

We also believe that the timeliness with which we acknowledged our need to restate and brought our Form 10-K/A Report to investors (including discussion of our inclusion of out-of-period adjustments in the restatement) ensured that investors had appropriate and accurate information as quickly as possible after we discovered our misapplication of Paragraph 68 of SFAS No. 133.

2

SAB No. 99 Analyses

Enclosed please find, in chronological order, documentation relating to our assessment of materiality for each of the out-of-period items individually identified in the restatement discussion in our Form 10-K/A Report: 1) Red Carpet Lease rate subvention ("RCL"), 2) Lending Automotive retail system conversion ("LA"), 3) FCAR Owner Trust retail securitization program ("FCAR"), 4) the change in classification of certain items from Cash and cash equivalents to Marketable securities, and 5) the change in classification of certain wholesale receivables from held-for-investment to held-for-sale. The first three items are described in our Form 10-K/A Report as revenue recognition items.

The RCL item was identified in 2001 and was presented to the Ford Audit Committee as a Summary of Unadjusted Difference by PricewaterhouseCoopers in connection with the annual filing of our Form 10-K for the year ended December 31, 2001, at which time the Audit Committee agreed that the item would self-correct over the following two years. In December 2002, after the LA item was identified, the RCL item was again presented to the Ford Audit Committee, and the Audit Committee approved recording the LA adjustment in 2002 and accelerating the correction of the RCL item. As a result, these items were fully recorded by year-end 2002. During this period, we identified adjustments as a percentage of net income and applied the rollover method to accumulate and quantify misstatements. For these two items, we have created Staff Accounting Bulletin No. 99 ("SAB No. 99") analyses setting forth the factors that led to the conclusion at the time that each item was immaterial compared to our originally-filed financial statements. To the best of our knowledge and ability to determine, we believe these SAB No. 99 analyses accurately reflect our thinking at the time that each item was identified.

We are providing the contemporaneously-created SAB No. 99 analyses for FCAR, the change in classification of certain items from Cash and cash equivalents to Marketable securities and the change in classification of certain wholesale receivables from held-for-investment to held-for-sale. During this period, we evaluated adjustments as a percentage of pre-tax profits, and we applied both the rollover method and the iron curtain method to accumulate and quantify misstatements. The FCAR item was determined to be immaterial, both individually and in the aggregate with the other adjustments for the year in which we recorded the out-of period adjustment. These items were corrected in the periods in which they were identified (2005-2006), were reviewed by our Audit Committee and PricewaterhouseCoopers, and were disclosed in our contemporaneous periodic reports.

3

Assessment of Internal Control over Financial Reporting

In addition to providing the enclosed SAB No. 99 analyses, the November 17, 2006 letter asked that we comment on the fact that we did not determine any of the out-of-period items individually identified in our Form 10-K/A Report to be material weaknesses in our internal control over financial reporting, as that term has come to be used in the context of Sarbanes-Oxley. As a non-accelerated filer, we elected to comply early with Section 404 of Sarbanes-Oxley, and have been disclosing our assessment of internal control over financial reporting since our Annual Report on Form 10-K for the year ended December 31, 2004. The RCL and LA items discussed in our Form 10-K/A Report resulted from control deficiencies that were identified and corrected in years before we began complying with Section 404 and publicly disclosing the existence of any material weaknesses in our internal control over financial reporting at year-end.

In 2005, we evaluated as a potential control deficiency the FCAR item addressed in the enclosed SAB No. 99 analysis. Our quantitative assessment demonstrated that the potential risk relating to it was less than 5% of profit before taxes, and we did not identify any qualitative factors that would have led to the conclusion that the item constituted a material weakness in our internal control over financial reporting. We concluded that it represented a significant deficiency in our internal control over financial reporting, and reported it as such to our Audit Committee and PricewaterhouseCoopers.

Our assessment of the change in classification of certain items from Cash and cash equivalents to Marketable securities focused heavily on qualitative factors, including input from the lead underwriter for our debt offering that was then underway. These factors led us to conclude that the judgment of a reasonable person relying on our previously-published financial statements would not have been changed or influenced by the change in classification of this item. The opinion of our lead underwriter was that investors tended to aggregate the balance sheet items relating to cash, cash equivalents, and marketable securities (which, in aggregate, were accurately presented in our originally-filed financial statements). This was especially so because we had begun to build our cash balances in 2003 to enhance liquidity and support short-term funding needs. The excess funds (or "overborrowing"), sufficient to support term debt maturities for the next two quarters, were carried as cash or liquid securities and the balances were viewed, both internally and externally, as "cash"  regardless of whether the item was classified on our Consolidated Balance Sheet as Cash and cash equivalents or Marketable securities. We determined that the control deficiency that we had identified represented a significant deficiency in our internal control over financial reporting, and reported it as such to our Audit Committee and PricewaterhouseCoopers.

Our assessment of the change in classification of certain wholesale receivables from held-for-investment to held-for-sale focused on the timing of bringing the wholesale securitization trust on balance sheet. Specifically, our wholesale securitization trust was consolidated as of November 1, 2005. All subsequent originations of wholesale receivables transferred to the trust fail sale accounting and therefore are not considered held-for-sale. We determined that any control weakness that existed prior to the consolidation did not constitute a significant deficiency or material weakness at any point in time after the consolidation, and reported it as such to our Audit Committee and PricewaterhouseCoopers.

4

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

Enclosures

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John J. Rossetti, Jr., Division of Enforcement

5

Ford Motor Credit Company

RED CARPET LEASE (RCL) RATE SUBVENTION EARNINGS
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Background
Ford Automotive provides marketing incentives primarily in the form of cash paid to customers or dealers, or low-rate financing/leasing through Ford Credit. With low-rate financing/leasing, Ford Automotive funds the difference between the customer rate and the Ford Credit rate in the form of rate subvention (i.e., interest supplements). For Ford Credit, rate subvention is earned monthly over the related contract term with subvention earnings recorded as financing revenue.

Ford Credit's Red Carpet Lease (RCL) product is classified as an operating lease. These operating lease assets are depreciated on a straight-line basis over the term of the lease to reduce the leased vehicle to its estimated residual value. Similarly, rental income is also recognized on a straight-line basis over the term of the lease. Subvention earnings should be recorded on the same basis that earnings are recognized for the related underlying contract; the straight-line method should be used for RCL contracts.

Issue
Ford Credit utilizes its Rate Subvention Earnings System (RSES) to bill and earn rate subvention over the life of various financing products. In mid-2001, following an upgrade of the RSES system, Ford Credit identified a problem in the way RCL rate subvention was historically being earned. Since the inception of RCL in the early-1990s, the RCL rate subvention earnings factors were consistent with factors used for retail installment contracts (interest method). Prior to the upgrade to RSES, this system lacked functionality to handle separate factors for RCL and retail installment contracts. Use of the retail factors for RCL caused the operating lease rate subvention to be based on the interest method resulting in an acceleration of subvention earnings compared with the straight-line method. Ford Credit notified PwC of the issue in the Third Quarter of 2001. Starting with RCL contracts placed in January 2002, RCL subvention was appropriately earned on a straight-line basis.

Materiality Assessment
Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of Ford Credit's financial statements are rating agencies, the fixed income investment community and our management.

Quantitative Analysis
The SAB No. 99 review must incorporate both a quantitative and qualitative analysis. At year end 2001, Ford Credit had an estimated accumulated earnings overstatement of approximately $300 million after-tax due to this issue. The following table shows the quantitative impact on Ford and Ford Credit's consolidated net income of utilizing interest method earnings factors instead of straight-line factors to earn rate subvention related to RCL operating leases. The impact on Ford and Ford Credit's consolidated net income was immaterial in each year on a quantitative basis, as shown below:

Year	After Tax Impact	Ford Consolidated	Ford Credit
	(Mils.)	(Pct. Of Net Income)	(Pct. Of Net Income)
Pre-1998	$(75)
1998	(40)	(0.2)%	(3.7)%
1999	(65)	(0.9)%	(5.2)%
2000	(70)	(2.0)%	(4.6)%
2001	(50)	0.9%	(6.0)%

Ford Motor Credit Company

RED CARPET LEASE (RCL) RATE SUBVENTION EARNINGS
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Qualitative Analysis
For qualitative analysis, the following factors were considered:

•
FASB Concepts Statement No. 1, Objectives of Financial Reporting by Business Enterprises, states that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions. The information should be comprehensible to those who have a reasonable understanding of business and economic activities and are willing to study the information with reasonable diligence.

o
Ford Credit believes that users of our financial statements would not be influenced by an immaterial change to net income that ranged from 3.7% to 6% during the period 1998 through 2001. The impact on funding, liquidity and leverage would also not be significant.

In addition, the following factors are to be considered from a qualitative perspective in accordance with SAB No. 99:

•	Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arises from an item capable of precise measurement.

•	Whether the misstatement masks a trend.

The misstatement did not mask a trend in any balance sheet or income statement item. Ford Credit's net income ranged from $839 million to $1,536 million over the period from 1998 to 2001. Correcting for this misstatement would not have altered this trend.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

This data is not readily available.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement did not change a loss into income or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The effect on net income was insignificant over the period (2% or less of Ford consolidated net income), as shown on the previous page.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement did not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement did not affect compliance with loan covenants or other contractual requirements.

•	Whether the misstatement or the correction of the misstatement affects management's compensation.

In 2002, management did not receive any profit-based compensation. The impact to prior years' profitability was determined to be quantitatively immaterial and would have had minimal impact to managements' bonus compensation for each year.

Ford Motor Credit Company

RED CARPET LEASE (RCL) RATE SUBVENTION EARNINGS
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement was a result of a previously identified system limitation and did not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings or cash flows.

The misstatement was the result of an unintentional error and was not pursuant to actions to "manage" earnings or cash flows. The misstatement did not impact any of our profit trends.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Management did not expect that the misstatement would result in a significant positive or negative market reaction.

Year-end 2001 Conclusion
Based on these quantitative and qualitative factors, Management concluded that the pre-January 2002 subvened RCL contracts would self-correct as the portfolio liquidated over the following two years and that it was improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or been influenced by the misstatement. Accordingly, we concluded that this misstatement was not material to our financial statements. PwC reviewed and agreed with Ford Credit's decision. This issue was discussed at the March 2002 Ford Audit Committee in connection with the 2001 10-K review.

Year-end 2002 Conclusion
By year end 2002, the after-tax impact had been reduced from $(300) million to $(140) million because of the self-correcting nature of the issue.

At year-end 2002, Ford Credit recommended to the Ford Audit Committee to record the remaining uncorrected amount ($140 million unfavorable after-tax) related to RCL rate subvention and also record the adjustment related to the LA conversion ($120 million favorable after-tax) (see separate SAB no. 99 analysis for LA Retail System Conversion). Management concluded that this approach would be preferable to recording a favorable LA conversion adjustment and leaving the remaining uncorrected RCL amount to self-correct over time. Management concluded that it was improbable that the judgment of a reasonable person relying upon these financial statements would have been changed or influenced by the misstatement. Accordingly, we concluded that this misstatement was not material to our financial statements. PwC concurred with our decision.

Memo:
For the restatement, the PBT impact was $(389) million, $(66) million, and $455 million for 2000 and prior, 2001, and 2002, respectively.

Ford Motor Credit Company

LENDING AUTOMOTIVE (LA) RETAIL SYSTEM CONVERSION
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Background
In 1998, Ford Credit began a project to replace multiple legacy receivable systems with a single integrated system called Lending Automotive (LA). Conversion testing conducted in 2002 identified differences in the way interest was earned for customer payment extensions and pre-payments.

Issue
The legacy retail installment system recognized interest income based on an actuarial earnings schedule that was established at contract inception. For simple interest contracts, any interest earnings adjustments resulting from deviations from scheduled payment due dates were reported when a contract terminated. The LA system reported interest earnings adjustments starting in the period payments deviated from scheduled payment due dates. Conversion testing revealed a favorable accumulated interest earnings adjustment. The adjustment largely related to customers who had been granted payment extensions. The additional interest collected from customers granted payment extensions would be the same for both the Legacy and LA system; however the timing of the earnings recognition was delayed with the Legacy system.

Materiality Assessment
Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of Ford Credit's financial statements are rating agencies, the fixed income investment community, and our management.

Quantitative Analysis
The SAB No. 99 review must incorporate both a quantitative and qualitative analysis. Ford Credit had a favorable accumulated interest earnings adjustment of approximately $120 million after-tax due to this issue. The following table shows the quantitative impact on Ford and Ford Credit's net income of recording the impact of payment extensions over time as opposed to when the related retail installment contracts terminate. The impact on Ford and Ford Credit consolidated net income was immaterial in each year on a quantitative basis, as shown below:

Year	After Tax Impact	Ford Consolidated	Ford Credit
	(Mils.)	(Pct of Net Income)	(Pct of Net Income)
Pre-1998	$10
1998	20	0.1%	1.8%
1999	15	0.2%	1.2%
2000	25	0.7%	1.6%
2001	50	(0.9)%	6.0%

Qualitative Analysis
For qualitative analysis, the following factors were considered:

•
FASB Concepts Statement No. 1, Objectives of Financial Reporting by Business Enterprises, states that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions. The information should be comprehensible to those who have a reasonable understanding of business and economic activities and are willing to study the information with reasonable diligence.

o
Ford Credit believes that users of our financial statements would not be influenced by an immaterial change to net income that ranged from 1.2% to 6% during the period 1998 through 2001. The impact on funding, liquidity and leverage would also not be significant.

Ford Motor Credit Company

LENDING AUTOMOTIVE (LA) RETAIL SYSTEM CONVERSION
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

In addition, the following factors are to be considered from a qualitative perspective in accordance with SAB No. 99:

•	Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arises from an item capable of precise measurement.

•	Whether the misstatement masks a trend.

The misstatement did not mask a trend in any balance sheet or income statement item. Ford Credit net income ranged from $839 million to $1,536 million over the period from 1998 to 2001. Correcting for this misstatement would not have altered this trend.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

This data is not readily available.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement did not change a loss into income or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The effect on net income was insignificant over the period (less than 1% of Ford consolidated net income), as shown on the previous page.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement did not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement did not affect compliance with loan covenants or other contractual requirements.

•	Whether the misstatement or the correction of the misstatement affects management's compensation.

In 2002, management did not receive any profit-based compensation. The impact to prior years' profitability was determined to be quantitatively immaterial and would have had minimal impact to managements' bonus compensation for each year.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement did not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings or cash flows.

The misstatement was not pursuant to actions to "manage" earnings or cash flows. The misstatement did not impact any of our profit trends.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Management did not expect that the misstatement would result in a significant positive or negative market reaction.

Ford Motor Credit Company

LENDING AUTOMOTIVE (LA) RETAIL SYSTEM CONVERSION
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Conclusion
Based on these quantitative and qualitative factors, Ford Credit recommended to the Ford Audit Committee to record the adjustment related to the LA conversion ($120 million favorable after-tax) and also record the remaining uncorrected amount ($140 million unfavorable after-tax) related to Red Carpet Lease (RCL) rate subvention (see separate RCL Rate Subvention SAB No. 99 analysis). Management concluded that this approach would be preferable to recording a favorable LA conversion adjustment and leaving the remaining uncorrected RCL amount to self-correct over time. Management concluded that it was improbable that the judgment of a reasonable person relying upon these financial statements would have been changed or influenced by the misstatement. Accordingly, we concluded that this misstatement was not material to our financial statements. PwC concurred with our decision.

Memo:
For the restatement, the PBT impact of the LA adjustments were $129 million, $44 million and $(173) million for 2000 and prior, 2001 and 2002, respectively.

Ford Motor Credit Company
Dealer Proceeds Withheld—FCAR Transactions
SAB 99 Analysis

Background
Dealer proceeds withheld (DPW) relates to the portion of the customer interest rate that the dealer retains. US GAAP requires us to amortize DPW as a reduction in financing revenue over the life of the related receivables. In off-balance sheet sale of receivables transactions, the unamortized DPW is written-off as part of the gain-on-sale calculation. The receivables system, however, continues to record all receivables activity, including DPW amortization expense, as though the receivables were not sold. Contra-accounting entries are recorded to offset (or zero-out) the activity recorded by the receivables system related to receivables sold in off-balance sheet transactions.

Flag Items
Six FCAR transactions were originally recorded as off-balance sheet activity in 2001 and 2002 and then reconsolidated in 2003. Manual contra-accounting entries related to DPW were not performed starting in 2003; largely resulting from significant personnel turnover and inadequate documentation. In addition, the error went undetected because of improper mechanization of an account reconciliation (which provided a “false positive”).

Implications
US GAAP PBT was understated $85 million, cumulatively, from 2003 through mid-2005.

Adjustment Summary
Pre-Tax
(Mils.)

FCAR Dealer Proceeds Withheld	$85

	2005
	Third	Nine	Full
	Quarter	Months	Year
	(Mils.)	(Mils.)	(Mils.)
Ford Motor Credit Company
PBT:
--Reported Earnings	$901	$3,123	$3,600
--Adjusted Earnings	816	3,038	3,515
--Adjustment % of Reported	9.4%	2.7%	2.4%

Periodic Impact (Mils.)
	2004
2003	Q1	Q2	Q3	Q4	FY '04	2005	TOTAL
$ 48	7	9	8	6	$30	7	$85

Pertinent Facts

w	Maximum exposure $92 million: the beginning account balance

w	Isolated to one desk - "across-the-board" failure remote

w	Unique circumstances; status changed from off-b/s to on-b/s midway through term

w	Limited to unique on-b/s situation; all off-b/s transaction close-out analysis completed quarterly

w	High personnel turnover during time period in which error emerged

w	Compensating controls proved inadequate and failed to detect error condition

w	Desk procedures significantly upgraded since inception of S-Ox

Actions Planned / Taken
A review of all Securitization Accounting account reconciliations has been performed to verify that no other accounts have the same issue. The journal entry to record the dealer reserve contra-accounting has been re-established and mechanized. The account reconciliation properly reconciles with the sub-ledger balance in NGSS, and the desk procedures have been updated to incorporate these changes. Independent reviews by GAO to confirm this will be completed by November 2005.

Ford Motor Credit Company
Dealer Proceeds Withheld—FCAR Transactions
SAB 99 Analysis

Materiality Analysis - Qualitative Considerations (SAB No. 99)
1.
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, if so the degree of imprecision in the estimate. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.

This misstatement arose from an item (dealer proceeds withheld) that can be precisely measured.

2.	Whether the misstatement masks a change in earnings or other trends.

As expected, Third Quarter pre-tax results ($901 million) were down compared with the same period a year ago ($1,134 million) and the prior quarter ($1,162 million). This misstatement did not obfuscate or significantly change the trend of key financial statement line items or ratios we believe are most relevant to users of our financial statements (see Attachment).

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Earnings guidance is not externally published for Ford Credit; rather the Company provides an earnings milestone for Financial Services. Even in the absence of this misstatement, the Company would have exceeded its Financial Services milestone ($3.5 - $3.7 billion range). In addition, our historical experience indicates that credit analysts and other Ford Motor Company investors are primarily concerned with the Company’s financial asset growth, Ford Motor Company auto sales and marketing programs, portfolio credit quality and residual value performance, funding capacity & financial leverage and future dividend plans. The impact of the out-of-period adjustment or the uncorrected prior period errors has no impact or significance to these externally important metrics/measures (see Attachment). In fact, on the most recent call with fixed income analysts to discuss Third Quarter 2005 results, the impact of the accounting adjustment was disclosed and no inquiries or follow-up questions were received with respect to this matter.

4.	Whether the misstatement changes a loss into income or vice versa.

The misstatement would not change the results from an income to a loss or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

This misstatement relates to Ford Credit’s North America segment; its largest and most profitable segment. However, as noted above, the users of the Company’s financial statements are primarily concerned about other operational aspects of the business. No financial statement line item or the trend of any significant line item or key performance metrics are significantly impacted as a result of the Third Quarter 2005 out-of-period adjustment or as a result of the uncorrected errors in any prior quarters or annual period (see Attachment).

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatement does not affect the Company’s compliance with regulatory requirements.

Ford Motor Credit Company
Dealer Proceeds Withheld—FCAR Transactions
SAB 99 Analysis

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

This misstatement does not affect the Company’s compliance with any loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation.

No. The Company had previously declared in early 2005 that incentive compensation would not be paid in 2006 related to 2005 results. Further, the metrics utilized to evaluate management compensation in the prior years were not significantly impacted by the uncorrected amounts and the results of that evaluation would not have changed.

9.	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement does not involve the concealment of an unlawful transaction.

10.	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

The misstatement did not impact the total Company’s achievement of its Financial Services earnings milestone; this target would have been achieved regardless. From a Ford Credit perspective, the misstatement will not alter the expectation that earnings in 2005 will be lower than in 2004 (an all-time record), primarily driven by lower receivables and higher borrowing costs. The impact of the error was disclosed in the fixed income credit analysts call conducted on October 20, 2005. No follow-up questions or further inquiry about this matter was received by the Company. In addition, because the uncorrected prior period errors and the 2005 out-of period adjustment had no material impact on key financial metrics used by our credit analysts, we do not believe that the financial reporting errors associated with this item would have had any impact on past credit ratings of the Company or on the credit ratings outlook for the Company.

Materiality Analysis - Quantitative Considerations (SAB No. 99)
The out-of-period adjustment is equivalent to about 9.4% of Ford Credit’s pre-tax Third Quarter earnings. For the Nine Month period, the adjustment is equivalent to about 2.7% of pre-tax earnings. The impact in 2005 on Third Quarter and Nine Month retail financing revenue is 8.3% and 2.7%, respectively. The effect on prior quarters was not material (see Attachment).

APB 28 (Interim Financial Reporting) -- Paragraph 29
“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Ford Motor Credit Company
Dealer Proceeds Withheld—FCAR Transactions
SAB 99 Analysis

Draft Footnote Disclosure

NOTE 1. Accounting Policies

General
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information, and instructions to the Form 10-Q and Rule 10-01 of Regulation S-X. In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for interim periods. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

In the Third Quarter of 2005, Ford Credit recorded an adjustment to correct the accounting related to the amortization of certain loan origination costs involving securitized assets from prior quarters beginning in 2003. The cumulative impact of the adjustment was an increase in retail financing revenue and pre-tax profits of $85 million in the Third Quarter. The impact on prior periods was not material.

Recommendations

Restatement

•
SAB No. 99 states that the omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•	This item was mentioned during the Fixed Income call by the CFO; investor inquiry has been non-existent.
•
In assessing the materiality of this item, we have considered both qualitative and quantitative factors. We have concluded that this item did not have a material impact on earnings related to any of the prior periods involved or to projected year-end 2005 results.

•
In addition to not being material to earnings, this item had no impact on our other financial reporting and disclosures that might be considered important to investors. These would include charge-offs and related metrics, residual performance, funding, liquidity and leverage.

•
As a result, we recommend that restatement is not required - our Audit Committee and the OGC concur with this conclusion. In addition, PwC discussed this at the Audit Committee as part of their required communications.

Disclosure

•
APB 28 paragraph 29 (see Page 3) requires disclosure in the interim period when an adjustment related to correction of an error is material to the earnings or trend of earnings in the interim period. This guidance is not prescriptive in terms of quantitative guidelines whether to disclose or not, and Ford Credit has no precedent in terms of an out-of-period adjustment of this magnitude.

•	As a result, we recommend disclosure in Ford Credit’s footnotes (draft shown above).
•
The PwC Ford Credit partner has advised that correction of an error that is greater than 5% of earnings for the interim period is, in practice, generally viewed as presumptive evidence that the matter should be disclosed in the footnotes to the financial statements. Including the specific facts of this adjustment, PwC concurs with our recommendation.

Attachment
Ford Motor Credit Company
Dealer Proceeds Withheld - FCAR Transactions
SAB 99 Analysis

	2003		2004					2005
	Fourth	Full	First	Second	Third	Fourth	Full	First	Second	Third	Nine
	Quarter	Year	Quarter	Quarter	Quarter	Quarter	Year	Quarter	Quarter	Quarter	Months

DPW Quarterly PBT Impact (Mils.)	(48)	(48)	(7)	(9)	(8)	(6)	(30)	(4)	(3)	85	78

Retail Financing Revenue (Mils.)
- As Reported	1,279	4,752	1,175	1,117	1,193	974	4,459	1,070	1,012	1,026	3,108
- Adjusted	1,327	4,800	1,182	1,126	1,201	980	4,489	1,074	1,015	941	3,030
- Percentage Change	3.8%	1.0%	0.6%	0.8%	0.7%	0.6%	0.7%	0.4%	0.3%	-8.3%	-2.5%

Net Financing Margin (Mils.)
- As Reported	714	3,270	1,142	1,192	1,212	907	4,453	1,075	996	890	2,961
- Adjusted	762	3,318	1,149	1,201	1,220	913	4,483	1,079	999	805	2,883
- Percentage Change	6.7%	1.5%	0.6%	0.8%	0.7%	0.7%	0.7%	0.4%	0.3%	-9.6%	-2.6%

PBT from Continuing Operations (Mils.)
- As Reported	760	2,956	1,087	1,422	1,167	755	4,431	1,061	1,162	901	3,124
- Adjusted	808	3,004	1,094	1,431	1,175	761	4,461	1,065	1,165	816	3,046
- Percentage Change	6.3%	1.6%	0.6%	0.6%	0.7%	0.8%	0.7%	0.4%	0.3%	-9.4%	-2.5%

Net Income (Mils.) *
- As Reported	470	1,817	688	897	734	543	2,862	710	740	577	2,027
- Adjusted	501	1,848	693	903	739	547	2,882	713	742	522	1,976
- Percentage Change	6.6%	1.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.4%	0.3%	-9.6%	-2.5%

Other Assets (Mils.)
- As Reported	8,082	8,082	7,035	6,442	6,415	6,521	6,521	6,114	6,087	6,148	6,148
- Adjusted	8,034	8,034	7,028	6,433	6,407	6,515	6,491	6,110	6,084	6,233	6,226
- Percentage Change	-0.6%	-0.6%	-0.1%	-0.1%	-0.1%	-0.1%	-0.5%	-0.1%	0.0%	1.4%	1.3%

Leverage Ratio	No Impact

Effective Tax Rate	No Impact

Credit Loss Reserves as a % of EOP	No Impact

Credit Losses as a % of ANR	No Impact

Financial Asset Growth	No Impact

* 35% tax rate assumed for all periods.

Ford Motor Credit Company
Cash and Cash Equivalents
Staff Accounting Bulletin No. 99 Materiality Analysis

Background
Financial Accounting Standard No. 95, Statement of Cash Flows, indicates that cash equivalents are short-term, highly liquid investments that are readily convertible to cash and so near their maturity that there is insignificant risk of changes in value due to changes in interest rates - further defined as, generally, investments with maturity at acquisition of less than three months. All marketable securities not meeting this definition are reported on our Consolidated Balance Sheet as Marketable securities (formerly called Investments in Securities).

Securities are classified under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, as Trading, Available-for-Sale, or Held-to-Maturity. For cash flow reporting, changes in trading securities are reported as cash flows from operating activities and changes in available-for-sale securities are reported as cash flows from investing activities.

Issue
Certain securities carried in Ford Credit's overborrowing portfolio have maturity dates beyond 90 days from the date of acquisition. These securities were erroneously classified as Cash and cash equivalents on Ford Credit's Consolidated Balance Sheet. The process used to establish the classification of the portfolio relied on a custodian holdings report, which used a liquidity definition of cash rather than an accounting definition of cash. The custodian holding report carried all marketable securities as "Cash Equivalents". The error was discovered during a review of the source data used for the March 31, 2006 balance sheet. An analyst noticed that some of the investments classified as cash equivalents had maturities in August 2006. This led to a review of all investment classifications back to December 31, 2002.

Since Cash and cash equivalents on our Consolidated Balance Sheet is misstated, Ford Credit's Consolidated Statement of Cash Flows, which reconciles beginning period Cash and cash equivalents to the ending period is also misstated. We have concluded that these securities should be classified as available-for-sale and cash flows related to their purchase, sale and maturity should be categorized as changes in cash flows from investing activities.

Based on the $15 billion average size of Ford Credit's overborrowing portfolio and a target duration of 60 to 70 days, it is unlikely that more than $7 to $8 billion of the portfolio could have been related to securities with original purchase to maturity periods greater than 90 days. The portfolio typically has $2 to $4 billion in overnight cash and $4 to $5 billion of commercial paper which is generally purchased with an original maturity of less than 90 days. At $7 to $8 billion, unless these securities had maturity dates more than 90 days from the date of our balance sheet, our controls may not have been adequate to appropriately classify these securities as Marketable Securities on our Consolidated Balance Sheet.

1

Ford Motor Credit Company
Cash and Cash Equivalents
Staff Accounting Bulletin No. 99 Materiality Analysis

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of Ford Credit's financial statements are rating agencies, the fixed income community, and Ford Motor Company management.

The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of the change on the Consolidated Balance Sheet and the Statement of Cash Flows. The balance sheet change, as a percent of total assets, is less than 5% for all periods. On the Consolidated Statement of Cash Flows, the cash flows from investing activities would be impacted - there is no effect on the cash flows from operating activities. The misstatement as a percentage of cash flows from investing activities and total cash flows is significant in certain periods. However, the cash flows from investing activities and total cash flows are not particularly relevant to the users of the financial statements. Cash flows for financial institutions are typically evaluated based on cash flows from operating activities and cash flows associated with the acquisition, collection and liquidation of receivables. This misstatement does not impact any of those items. Furthermore, large volatility in cash flows from investing activities can be expected with financial institutions such as Ford Credit. Users of the financial statements do not make critical judgments about the operations or financial condition based on this information. Both Ford Credit's internal policy and generally accepted guidelines on materiality focus on misstatements of cash flows from operating activities to determine quantitative materiality.

For qualitative analysis, the following factors were considered:

•
Cash and marketable securities are used by management and viewed by users of the financial statements as a source of liquidity to fund lending operations. Our external communication with stakeholders (quarterly MD&A discussions and quarterly fixed income presentations) conveys a definition of liquidity that includes all categories of investments (cash, cash equivalents, marketable securities). External stakeholders are unlikely to care about the mix among the different categories. In connection with a current debt offering, we have confirmed with JP Morgan, the lead underwriter, that the accounting classification of these items does not impact their analysis. JP Morgan evaluates the risk of the security based on the time remaining to maturity - not based on when the security was purchased. This misstatement would not change their view or an investor's view of our financial condition or the debt transaction/offering.

•
The overall maturity of investments is very short - typically less than 60-70 days. For example, of the $3.1 billion of securities at year-end 2005 (with original maturities over 90 days), all but $200,000 matured in the first quarter of 2006. The high turnover associated with this portfolio is the primary reason users of our financial statements view this portfolio as a source of liquidity.

•
The Company views liquidity as cash, cash equivalents and marketable securities. The MD&A discusses liquidity, including cash and cash equivalents. Historically, Ford Credit has had minimal securities classified as marketable securities. Going forward, cash and cash equivalents and marketable securities will be included in our liquidity disclosures.

•
Our MD&A discussion focuses on liquidity and leverage. Both liquidity and leverage have included these securities in the past and would continue to include them in the future. Other than to specifically include the title "securities" along with Cash and cash equivalents in these definitions, the misstatement would not impact our MD&A discussion.

•
We also discuss liquidity in our fixed income presentation. We refer to the balance, which already includes these securities, as "cash" or sometimes "cash and cash equivalents". This misstatement would not impact the liquidity discussion, but we will include the title "securities" along with either "cash" or "cash and cash equivalents".

In addition, we considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arises from an item capable of precise measurement.

•	Whether the misstatement masks a trend.

Ford Credit's trends and communications with the external users of our financial statements focus on earnings, liquidity and leverage, all unchanged by this misstatement.

2

Ford Motor Credit Company
Cash and Cash Equivalents
SAB No. 99 Materiality Analysis

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

Analysts focus on earnings, liquidity and leverage, all unchanged by this misstatement. In our quarterly earnings calls, we do not focus on cash flows from investing activities or total cash flows, nor do analysts generally ask questions about such cash flows. We also do not discuss cash flows from investing activities or total cash flows with the investment community in our fixed income conference calls.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not impact Ford Credit's reported profits. The misstatement also does not impact cash flows from operating activities. As discussed previously, the impacted misclassification on the Consolidated Balance Sheet and impacted cash flows from investing activities and total cash flows are not key metrics used by readers of our financial statements.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatement relates solely to Ford Credit's North American operations, and has been determined to be an immaterial misstatement to Ford Credit's financial statements.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect the registrant's compliance with loan covenants or other contractual requirements. We reviewed with Ford Office of the General Counsel that the loan covenants of both our debt securities and bank credit lines are not impacted by information reported in the Statement of Cash Flows or levels of reported Cash and cash equivalents and Marketable securities on our Balance Sheet.

•	Whether the misstatement nor the correction of the misstatement affects managements' compensation.

The Annual Incentive Compensation Plan is based on achievement of specific performance goals relating to a specific year. The performance goals are based on total company pre-tax profits, relevant business unit pre-tax profits, relevant business unit cost reductions, relevant business unit market share and relevant business unit quality metrics. Stock-based awards are based on achievement of specific goals relating to operating effectiveness, leadership, people and culture, Ford/Ford Credit performance, total cost performance, global market share, customer satisfaction and the person's expected role in Ford/Ford Credit's long-term performance. Neither the misstatement nor the correction of the misstatement related to the classification of these marketable securities on the Consolidated Balance Sheet or the impact on the Statement of Cash Flows affects managements' compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement is the result of an unintentional error relating to information obtained from custodian holding reports. The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings or cash flows.

The misstatement is the result of an unintentional error and is not pursuant to actions to "manage" earnings or cash flows.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Past observable market reaction to the Company's performance has been based largely on earnings, liquidity and leverage. As discussed above, this misstatement does not impact these metrics. Attached to this analysis is the 2005 fixed income presentation deck to illustrate that the key metrics discussed with investors are not impacted by this misstatement.

3

Ford Motor Credit Company
Cash and Cash Equivalents
SAB No. 99 Materiality Analysis

Conclusion
Although the quantitative impact to total assets of our Consolidated Balance Sheet is not material (<5% of total assets), the misstatement as a percentage of individual line items on our Consolidated Balance Sheet and Consolidated Statement of Cash Flows are significant in certain periods. However, we believe investors tend to evaluate these lines in aggregate to analyze funding, liquidity and overall performance. In no period did the misstatement mask a change in the consolidated financial statements or to the related earnings, liquidity or funding. As explained above, the individual financial statement line items impacted by the misstatement are not individually viewed as significant to users of the financial statements.

Based on these quantitative and qualitative factors and our belief that investors aggregate Cash and cash equivalents and Marketable securities when evaluating the Company's performance, it is improbable that the judgment of a reasonable person relying upon these financial statements would have been changed or influenced by the misstatement. Accordingly, we have concluded that this misstatement is not material to our financial statements.

Notwithstanding our overall materiality conclusion, we believe it will be beneficial to the users of our financial statements to revise our prior period Consolidated Balance Sheets and Consolidated Statement of Cash Flows to properly classify these investments as Marketable securities. In addition to incorporating full disclosure of the issue, this approach provides the users of the financial statements an understanding of the issue, the rationale for the revision and comparability on the face of the Consolidated Balance Sheet and Consolidated Statement of Cash Flows.

We have reviewed our quantitative and qualitative considerations with the Ford Office of the General Counsel, the Company's Audit Committee and PricewaterhouseCoopers. They concur with our conclusion that the misstatement is immaterial to both current and prior period financial statements.

4

Ford Motor Credit Company
SAB 99 -- Cash and Cash Equivalents
(Millions of US Dollars)

FULL YEAR
	2005				2004				2003
	Reported	Revised	Diff	%	Reported	Revised	Diff	%	Reported	Revised	Diff	%
Balance Sheet
Cash and Cash Equivalents	17,888	14,799	(3,089)	-17%	12,668	12,668	-	0%	15,698	10,774	(4,924)	-31%
Marketable Securities	720	3,809	3,089	429%	653	653	-	0%	611	5,535	4,924	806%
Change as % of Total Assets			1.9%				0.0%				2.7%

Cash Flow
Operating Cash Flows	7,778	7,778	-		12,857	12,857	-		14,179	14,179	-
Investing Cash Flows (a)	20,654	17,565	(3,089)	-15%	(4,806)	118	4,924	-102%	2,837	(2,087)	(4,924)	-174%
Financing Cash Flows	(22,831)	(22,831)	-	0%	(11,443)	(11,443)	-	0%	(8,600)	(8,600)	-	0%
Exchange Rate Changes	(386)	(386)	-		349	349	-		481	481	-
Total Cash Flows	5,215	2,126	(3,089)	-59%	(3,043)	1,881	4,924	-162%	8,897	3,973	(4,924)	-55%

Memo: Unrealized G/L		2.0				-				0.7

QUARTERS -- 2005
	Three Months 2005				First Half 2005				Nine Months 2005
	Reported	Revised	Diff	%	Reported	Revised	Diff	%	Reported	Revised	Diff	%
Balance Sheet
Cash and Cash Equivalents	18,952	18,952	-	0%	18,518	17,925	(593)	-3%	13,091	8,046	(5,045)	-39%
Marketable Securities	712	712	-	0%	706	1,299	593	84%	663	5,708	5,045	761%
Change as % of Total Assets			0.0%				0.4%				3.4%

Cash Flow
Operating Cash Flows	3,526	3,526	-		4,252	4,252	-		6,357	6,357	-
Investing Cash Flows (a)	6,592	6,592	-	0%	14,500	13,907	(593)	-4%	20,531	15,486	(5,045)	-25%
Financing Cash Flows	(9,532)	(9,532)	-	0%	(12,480)	(12,480)	-	0%	(20,284)	(20,284)	-	0%
Exchange Rate Changes	(163)	(163)	-		(422)	(422)	-		(320)	(320)	-
Total Cash Flows	423	423	-	0%	5,850	5,257	(593)	-10%	6,284	1,239	(5,045)	-80%

Memo: Unrealized G/L		-				0.4				1.3

QUARTERS -- 2004
	Three Months 2004				First Half 2004				Nine Months 2004
	Reported	Revised	Diff	%	Reported	Revised	Diff	%	Reported	Revised	Diff	%
Balance Sheet
Cash and Cash Equivalents	12,488	9,602	(2,886)	-23%	8,832	7,328	(1,504)	-17%	10,148	10,146	(2)	0%
Marketable Securities	574	3,460	2,886	503%	641	2,145	1,504	235%	595	597	2	0%
Change as % of Total Assets			1.7%				0.9%				0.0%

Cash Flow
Operating Cash Flows	4,866	4,866	-		8,136	8,136	-		10,598	10,598	-
Investing Cash Flows (a)	(430)	1,608	2,038	-474%	(4,812)	(1,392)	3,420	-71%	(265)	4,657	4,922	-1857%
Financing Cash Flows	(7,596)	(7,596)	-	0%	(10,099)	(10,099)	-	0%	(15,893)	(15,893)	-	0%
Exchange Rate Changes	(44)	(44)	-		(83)	(83)	-		18	18	-
Total Cash Flows	(3,204)	(1,166)	2,038	-64%	(6,858)	(3,438)	3,420	-50%	(5,542)	(620)	4,922	-89%

Memo: Unrealized G/L		0.3				(0.1)				-

(a) No impact on cash inflows/outflows related to receivables

Ford Motor Credit Company

OFF-BALANCE SHEET WHOLESALE TRUST RECEIVABLES HELD-FOR-SALE TREATMENT
Staff Accounting Bulletin No. 99 Materiality Analysis

Background
Receivables should be accounted for as held-for-investment if management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. Held-for-investment receivables should be recorded at cost. Paragraph 08 (b) of the American Institute of Certified Public Accountant's Statement of Position 01-6 (SOP 01-6), Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others, indicates that non-mortgage loans held-for-sale (HFS) should be reported at the lower of cost or fair value on the Balance Sheet. Any amount by which cost exceeds fair value should be accounted for as a valuation allowance offset to income.

Paragraph 9 of Financial Accounting Standard No. 102 (FAS 102), Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (an amendment of FASB Statement No. 95), indicates that cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows on the Statement of Cash Flows if those loans are acquired specifically for resale and are carried at the lower of cost or market value.

In a speech dated December 6, 2005, the SEC commented on the impact on operating cash flows of acquiring loans for sale in off-balance sheet securitization transactions that involve the receipt of retained interests that are accounted for like available-for-sale securities under Financial Accounting Standard No. 115 (FAS 115), Accounting for Certain Investments in Debt and Equity Securities. The SEC commented that loan acquisitions should be treated as operating cash outflows, cash proceeds from sale are treated as operating cash inflows, and cash flows from the retained interest are treated as investing cash inflows.

Issue
Each business day, Ford Credit sells wholesale finance receivables from specified dealer accounts to a securitization trust that issues various forms of debt to public and private investors. The trust was off-balance sheet from its inception in 2001 until it was consolidated on November 1, 2005. The dealer accounts that are assigned to the trust are pre-selected and additional dealer accounts may be added from time to time. The receivables are purchased with cash collections generated from receivables that currently reside in the trust or with cash proceeds from the issuance of debt. To the extent that the trust does not have enough cash to purchase the receivables from Ford Credit, Ford Credit will receive a retained interest in the trust.

Since the dealer accounts that were assigned to the trust were pre-selected and because all receivables originated for that dealer account were sold to the off-balance sheet trust, the loans that were originated should have been classified as HFS. Ford Credit treated the receivables as held-for-investment instruments.

HFS accounting requires receivables HFS to be recorded on the Balance Sheet separately from receivables that are held-for-investment and are recorded at the lower of cost or fair value and any required adjustment is reflected as a valuation allowance that is recorded through income. Due to the sale agreement with the trust, the receivables were not carried on Ford Credit's Balance Sheet at the end of any reporting period. Additionally, due to the short-term nature of the receivables, the sale price of the receivables was equal to the book value of the receivables and no gain or loss was recorded. Application of HFS accounting for wholesale receivables does not have any impact on either the Balance Sheet or the Income Statement for any period.

However, application of HFS accounting does affect Ford Credit's operating and investing classification of loan originations and loan sales on the Statement of Cash Flows. Ford Credit treated all cash flow changes attributable to fluctuations in the trust receivable balance as an investing cash flow. HFS accounting requires that increases in trust receivables balances be shown as an operating cash outflow and decreases in trust receivables balances be shown as an investing cash inflow. Total cash flows from continuing operations are not affected.

Ford Motor Credit Company

OFF-BALANCE SHEET WHOLESALE TRUST RECEIVABLES HELD-FOR-SALE TREATMENT
Staff Accounting Bulletin No. 99 Materiality Analysis

Materiality Assessment
Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of Ford Credit's financial statements are rating agencies, the fixed income community, and management.

Quantitative Analysis
The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The following table shows the quantitative impact of the change on Ford Credit's Consolidated Statement of Cash Flows. The cash flows separately identified as operating and investing activities would be impacted by offsetting amounts - there is no effect to total cash flow. As shown in the table below, this treatment overstated Ford Credit's operating cash flows on an annual basis by 15%, 39%, and 26% in 2005, 2004, and 2003, respectively. For 2005, the accounting treatment impacted operating cash flows by 10% or less in any period.

Ford Motor Credit Company
SAB 99 - Off-Balance Sheet Wholesale Trust Receivables Held For Sale Treatment

Annual Detail for 2003 to 2005
	2005				2004				2003
	Reported	Revised	Difference		Reported	Revised	Difference		Reported	Revised	Difference
	(Mils.)	(Mils.)	(Mils.)	(Pct.)	(Mils.)	(Mils.)	(Mils.)	(Pct.)	(Mils.)	(Mils.)	(Mils.)	(Pct.)
Cash Flow
Operating Cash Flows	$7,778	$6,590	$(1,188)	(15)%	$12,857	$7,801	$(5,056)	(39)%	$14,179	$10,461	$(3,718)	(26)%
Investing Cash Flows	20,654	21,842	1,188	6	(4,806)	250	5,056	(105)	2,837	6,555	3,718	131
Financing Cash Flows	(22,831)	(22,831)	-		(11,443)	(11,443)	-		(8,600)	(8,600)	-
Exchange Rate Changes	(386)	(386)	-		349	349	-		481	481	-
Total Cash Flows	$5,215	$5,215	$(0)	0%	$(3,043)	$(3,043)	$-	0%	$8,897	$8,897	$(0)	0%

Period Detail for 2005
	First Three Months 2005				First Half 2005				First Nine Months 2005
	Reported	Revised	Difference		Reported	Revised	Difference		Reported	Revised	Difference
	(Mils.)	(Mils.)	(Mils.)	(Pct.)	(Mils.)	(Mils.)	(Mils.)	(Pct.)	(Mils.)	(Mils.)	(Mils.)	(Pct.)
Cash Flow
Operating Cash Flows	$3,526	$3,169	$(357)	(10)%	$4,252	$3,895	$(357)	(8)%	$6,357	$6,000	$(357)	(6)%
Investing Cash Flows	6,592	6,949	357	5	14,500	14,857	357	2	20,531	20,888	357	2
Financing Cash Flows	(9,532)	(9,532)	-		(12,480)	(12,480)	-		(20,284)	(20,284)	-
Exchange Rate Changes	(163)	(163)	-		(422)	(422)	-		(320)	(320)	-
Total Cash Flows	$423	$423	$-	0%	$5,850	$5,850	$(0)	0%	$6,284	$6,284	$0	(0)%

Qualitative Analysis
For qualitative analysis, the following factors were considered:

•
FASB Concepts Statement No. 1, Objectives of Financial Reporting by Business Enterprises, states that financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions. The information should be comprehensible to those who have a reasonable understanding of business and economic activities and are willing to study the information with reasonable diligence.

o
Ford Credit believes that users of our financial statements understand that the nature of our business and the resulting nature of our cash flows are significantly different from the cash flows of non-financial enterprises and that those differences render information about our cash flows less meaningful. Our cash flows are much more complex and interrelated than those of other enterprises and our cash flows are much larger in relation to net income and net assets than are the cash flows of a non-financial enterprise.

o
We believe that users of our financial statements view the cash flows associated with wholesale purchases as a core part of our lending business. As a result, reclassifying the cash outflows associated with wholesale purchases to operating will not materially impact the judgment of a reasonable person when evaluating the use and sources of cash.

Ford Motor Credit Company

OFF-BALANCE SHEET WHOLESALE TRUST RECEIVABLES HELD-FOR-SALE TREATMENT
Staff Accounting Bulletin No. 99 Materiality Analysis

•
FASB Concepts Statement No. 1, Objectives of Financial Reporting by Business Enterprises, also states that financial reporting should provide information to help present and potential investors and creditors and other users in assessing the amounts, timing, and uncertainty of prospective cash receipts from dividends or interest and the proceeds from the sale, redemption, or maturity of securities or loans. Since investors' and creditors' cash flows are related to enterprise cash flows, financial reporting should provide information to help investors, creditors, and others assess the amounts, timing, and uncertainty of prospective net cash inflows to the related enterprise.

o	The misstatement does not have any impact to total enterprise cash flows.

•
FASB Concepts Statement No. 1, Objectives of Financial Reporting by Business Enterprises, further states that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources (obligations of the enterprise to transfer resources to other entities and owners' equity), and the effects of transactions, events, and circumstances that change its resources and claims to those resources.

o	The misstatement does not affect of these items.

•
Ford Credit does not focus on the segmentation of cash flows as a vital sign or indicator of health or liquidity. Instead, Ford Credit develops funding plan projections and shares this funding plan with investors during Fixed Income presentations.

In addition to the above, we also examined the following specific qualitative items identified in SAB No. 99:

•	Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arises from an item capable of precise measurement.

•	Whether the misstatement masks a trend.

Ford Credit's trends and communications with the external users of our financial statements focus on earnings, liquidity and leverage, which are all unchanged by this misstatement.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

Analysts focus on earnings, liquidity and leverage, which are all unchanged by this misstatement. In our quarterly Earnings and Fixed Income calls, we do not focus on cash flows from operating or investing activities or total cash flows, nor do analysts generally ask questions about such cash flows

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not impact Ford Credit's reported profits.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The Statement of Cash Flows is not presented on a segmented basis, so the misstatement does not affect reported segmented results.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

Ford Motor Credit Company

OFF-BALANCE SHEET WHOLESALE TRUST RECEIVABLES HELD-FOR-SALE TREATMENT
Staff Accounting Bulletin No. 99 Materiality Analysis

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect the registrant's compliance with loan covenants or other contractual requirements. We confirmed with the Office of the General Counsel that the loan covenants of both our debt securities and bank credit lines are not impacted by information reported in the Statement of Cash Flows.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

The Annual Incentive Compensation Plan is based on achievement of specific performance goals relating to a specific year. The performance goals are based on total company pre-tax profits, relevant business unit pre-tax profits, relevant business unit cost reductions, relevant business unit market share and relevant business unit quality metrics. Stock-based awards are based on achievement of specific goals relating to operating effectiveness, leadership, people and culture, Ford/Ford Credit performance, total cost performance, global market share, customer satisfaction and the person's expected role in Ford/Ford Credit's long-term performance. Neither the misstatement nor the correction of the misstatement related to the impact on the Statement of Cash Flows affects managements' compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement is the result of an unintentional misapplication of US GAAP. The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings or cash flows.

The misstatement is the result of an unintentional error and is not pursuant to actions to "manage" earnings or cash flows.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Past observable market reaction to the Company's performance has been based largely on earnings, liquidity and leverage. As discussed above, this misstatement does not impact these metrics.

Conclusion
The impact of the misstatement to operating and investing cash flows is quantitatively significant to some periods. However, we believe investors evaluate these lines in aggregate to analyze funding, liquidity and overall performance. In no period did the misstatement mask a change in the consolidated financial statements or to the related earnings, liquidity or funding. As explained above, the individual cash flow statement line items impacted will be evaluated by investors as aggregate financing activities.

Based on these quantitative and qualitative factors and our belief that investors generally place much less relevance on the Statement of Cash Flows for financial service companies compared to non-financial service companies, it is improbable that the judgment of a reasonable person relying upon these financial statements would have been changed or influenced by the misstatement. Accordingly, we have concluded that this misstatement is not material to our financial statements.

[Notwithstanding our overall materiality conclusion, we will correct our prior year-end 2003-2005 and quarterly 2005 Statements of Cash Flow to properly classify the changes to operating and investing cash flows as we are already restating our financial statements due to other unrelated items.]

[We have reviewed our quantitative and qualitative considerations with the Office of the General Counsel, the Company's Audit Committee and PricewaterhouseCoopers. They concur with our conclusion that the misstatement is immaterial to the prior period financial statements.]